KORE RESOURCES INC.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

October 23, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re: Kore Resources, Inc.
Form 8-K
Filed September 8, 2014
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 000-54977

Dear Mr. Reynolds:

This letter is submitted by Kore Resources, Inc. (the "Company") with respect to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of October 7, 2014.

We have reviewed the comment letter and are in the process of preparing an amendment to the subject Form 8-K in response to the comment.  Unfortunately, one of our key consultants has been unavailable and that has delayed preparation of the amended Form 8-K.  We believe that the amended 8-K will be available for filing ten (10) days from now and respectfully request an extension of time to respond until Monday, November 3, 2014.

The company acknowledging that:
•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Killeen

Matthew Killeen
Chief Executive Officer